SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                          PLATINUM SOFTWARE CORPORATION
                    -----------------------------------------
                                (Name of Issuer)


                                  Common Stock
                   -----------------------------------------
                         (Title of Class of Securities)

                                  72764 R 10 5
                    -----------------------------------------
                                 (CUSIP Number)

                                Pamela K. Hagenah
                            Integral Capital Partners
                               2750 Sand Hill Road
                          Menlo Park, California 94025
                                 (415) 233-0360
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 24, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               Page 1 of 26 Pages

                       Exhibit Index Contained on Page 19


- -----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  72764R 10 5                                           13D        Page 2 of  26 Pages
- -----------------------------------------------------------                 --------------------------------------------------

- ----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Integral Capital Management, L.P. ("ICM")
                     94-3148666
- ----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                    (a)   [  ]     (b )  [ X ]

- ----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
- ----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
- ----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                                                                          [  ]
- ----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware (limited partnership)
- --------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                                            -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                       677,176 shares, of which 617,562 shares are directly owned by
                SHARES                                     Integral Capital Partners, L.P. ("ICP") and 59,614 shares are
             BENEFICIALLY                                  directly owned by Integral Capital Partners International C.V.
            OWNED BY EACH                                  ("ICPI"). ICM is the general partner of ICP and the investment
              REPORTING                                    general partner of ICPI.
                PERSON
                 WITH
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER                                       -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           677,176 shares (see response to Item 8)
- ----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                              677,176 shares
- ----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                                                          [  ]

- ----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               3.65%
- ----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      PN
- ----------- ------------------------------------------------------------------------------------------------------------------

                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!

- -----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  72764R 10 5                                           13D        Page 3 of 26 Pages
- -----------------------------------------------------------                 --------------------------------------------------

- ----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Integral Capital Management II, L.P. ("ICM2")
                     94-3195370
- ----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                      (a)  [   ]      (b)[ X ]

- ----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
- ----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
- ----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                                                                          [   ]
- ---------- -------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware (limited partnership)
- --------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                                            -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                       688,186 shares, of which 499,716 shares are directly owned by
                SHARES                                     Integral Capital Partners II, L.P. ("ICP2") and 188,470 shares
             BENEFICIALLY                                  are directly owned by Integral Capital Partners International II
            OWNED BY EACH                                  C.V. ("ICPI2"). ICM2 is the general partner of ICP2 and the
              REPORTING                                    investment general partner of ICPI2.
                PERSON
                 WITH
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER                                       -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           688,186 shares (see response to Item 8)
- ----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                              688,186 shares
- ----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                                                          [   ]

- ----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               3.71%
- ----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      PN
- ----------- ------------------------------------------------------------------------------------------------------------------

                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!


- -----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  72764R 10 5                                           13D        Page 4 of 26 Pages
- -----------------------------------------------------------                 --------------------------------------------------

- ----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Integral Capital Partners, L.P. ("ICP")
                     94-3148668
- ----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                        (a)  [   ]   (b) [ X ]

- ----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
- ----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
- ----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                                                                          [   ]
- ----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware (limited partnership)
- --------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                                -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                       617,562 shares are directly owned by ICP.  Integral Capital
                SHARES                                     Management, L.P. is the general partner of ICP.
             BENEFICIALLY
            OWNED BY EACH
              REPORTING
                PERSON
                 WITH
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER                           -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           617,562 shares (see response to Item 8)
- ----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                              617,562 shares
- ----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                                                          [   ]

- ----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               3.33%
- ----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      PN
- ----------- ------------------------------------------------------------------------------------------------------------------

                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!


- -----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  72764R 10 5                                           13D        Page 5 of 26 Pages
- -----------------------------------------------------------                 --------------------------------------------------

- ----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Integral Capital Partners International C.V. ("ICPI")

- ----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                         (a)  [   ]   (b) [ X ]

- ----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
- ----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
- ----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                                                                          [   ]
- ----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
              Netherlands Antilles (limited partnership)
- --------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                                 -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                       59,614 shares are directly owned by ICPI.  Integral Capital
                SHARES                                     Management, L.P. is the investment general partner of ICPI.
             BENEFICIALLY
            OWNED BY EACH
              REPORTING
                PERSON
                 WITH
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER                            -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           59,614 shares (see response to Item 8)
- ----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                                  59,614 shares
- ----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                                                          [   ]

- ----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               0.32%
- ----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      PN
- ----------- ------------------------------------------------------------------------------------------------------------------

                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!


- -----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  72764R 10 5                                           13D        Page 6 of 26 Pages
- -----------------------------------------------------------                 --------------------------------------------------

- ----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Integral Capital Partners II, L.P. ("ICP2")
                     94-3195372
- ----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                        (a)  [   ]   (b) [ X ]

- ----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
- ----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
- ----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                          [   ]
- ----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware (limited partnership)
- --------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                               -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                       499,716 shares are directly owned by ICP2.  Integral Capital
                SHARES                                     Management II, L.P. is the general partner of ICP2.
             BENEFICIALLY
            OWNED BY EACH
              REPORTING
                PERSON
                 WITH
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER                          -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           499,716 shares (see response to Item 8)
- ----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                                 499,716 shares
- ----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                                                          [   ]

- ----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               2.70%
- ----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      PN
- ----------- ------------------------------------------------------------------------------------------------------------------

                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!


- -----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  72764R 10 5                                           13D        Page 7 of 26 Pages
- -----------------------------------------------------------                 --------------------------------------------------

- ----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Integral Capital Partners International II C.V. ("ICPI2")

- ----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                         (a) [   ]   (b) [ X ]

- ----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
- ----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
- ----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                          [   ]
- ----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
              Netherlands Antilles (limited partnership)
- --------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                                  -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                       188,470 shares are directly owned by ICPI2.  Integral Capital
                SHARES                                     Management II, L.P. is the investment general partner of ICPI2.
             BENEFICIALLY
            OWNED BY EACH
              REPORTING
                PERSON
                 WITH
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER                             -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           188,470 shares (see response to Item 8)
- ----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                              188,470 shares
- ----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                                                          [   ]

- ----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               1.02%
- ----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      PN
- ----------- ------------------------------------------------------------------------------------------------------------------

                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!

- -----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  72764R 10 5                                           13D        Page 8 of 26 Pages
- -----------------------------------------------------------                 --------------------------------------------------

- ----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Roger B. McNamee
                     ###-##-####
- ----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                        (a) [   ]    (b) [ X ]

- ----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
- ----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
- ----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                          [   ]
- ----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            -----------------------------------------------------------------------------------------------------------------
                     United States citizen
- --------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                                 -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                       1,365,362 shares, of which 617,562 shares are directly owned by
                SHARES                                     ICP, 499,716 shares are directly owned by ICP2, 59,614 shares are
             BENEFICIALLY                                  directly owned by ICPI, and 188,470 shares are directly owned by
            OWNED BY EACH                                  ICPI2.  ICM is the general partner of ICP and the investment
              REPORTING                                    general partner of ICPI. ICM2 is the general partner of ICP2 and
                PERSON                                     the investment general partner of ICPI2.  Mr. McNamee is a
                 WITH                                      general partner of ICM and ICM2.
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER                            -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           1,365,362 shares (see response to Item 8)
- ----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                               1,365,362 shares
- ----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                                                          [   ]

- ----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               7.37%
- ----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      IN
- ----------- ------------------------------------------------------------------------------------------------------------------

                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!


- -----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  72764R 10 5                                           13D        Page 9 of 26 Pages
- -----------------------------------------------------------                 --------------------------------------------------

- ----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     John A. Powell
                     ###-##-####
- ----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                        (a)  [   ]   (b) [ X ]

- ----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
- ----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
- ----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                          [   ]
- ----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            -----------------------------------------------------------------------------------------------------------------
                     United States citizen
- --------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                                 -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                       1,365,362 shares, of which 617,562 shares are directly owned by
                SHARES                                     ICP, 499,716 shares are directly owned by ICP2, 59,614 shares are
             BENEFICIALLY                                  directly owned by ICPI, and 188,470 shares are directly owned by
            OWNED BY EACH                                  ICPI2.  ICM is the general partner of ICP and the investment
              REPORTING                                    general partner of ICPI. ICM2 is the general partner of ICP2 and
                PERSON                                     the investment general partner of ICPI2.  Mr. Powell is a general
                 WITH                                      partner of ICM and ICM2.
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER                           -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           1,365,362 shares (see response to Item 8)
- ----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                            1,365,362 shares
- ----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                                                          [   ]

- ----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               7.37%
- ----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      IN
- ----------- ------------------------------------------------------------------------------------------------------------------

                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!


- -----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  72764R 10 5                                           13D        Page 10 of 26 Pages
- -----------------------------------------------------------                 --------------------------------------------------

- ----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Pamela K. Hagenah
                     ###-##-####
- ----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                        (a) [   ]    (b) [ X ]

- ----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
- ----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
- ----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                          [   ]
- ----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            -----------------------------------------------------------------------------------------------------------------
                     United States citizen
- --------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                                -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                       688,186 shares, of which 499,716 shares are directly owned by
                SHARES                                     ICP2 and 188,470 shares are directly owned by ICPI2.  ICM2 is the
             BENEFICIALLY                                  general partner of ICP2 and the investment general partner of
            OWNED BY EACH                                  ICPI2.  Ms. Hagenah is a general partner of ICM2.
              REPORTING
                PERSON
                 WITH
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER                           -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           688,186 shares (see response to Item 8)
- ----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                              688,186 shares
- ----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                                                          [   ]

- ----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               3.71%
- ----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      IN
- ----------- ------------------------------------------------------------------------------------------------------------------

                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement constitutes Amendment No. 3 to the statement on Schedule 13D of Platinum Software Corporation (the "Issuer") filed on September 31, 1994, as amended by Amendment No. 1 thereto filed on January 21, 1995, as further amended by Amendment No. 2 thereto filed on June 7, 1995 (as so amended, the "Schedule 13D") by and on behalf of Integral Capital Management, L.P., a Delaware limited partnership ("ICM"), Integral Capital Management II, L.P., a Delaware limited partnership ("ICM2"), and the general partners of ICM and ICM2. The principal business address of ICM and ICM2 is 2750 Sand Hill Road, Menlo Park, California 94025. The names, business addresses, occupations and citizenships of all the general partners of ICM and ICM2 are set forth on Exhibit B hereto. Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 13D.

         Only those items amended are reported herein.


ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 of the Schedule 13D is hereby amended and restated in full as follows:

         This statement is being filed by Integral Capital Management, L.P., a Delaware limited partnership ("ICM") and Integral Capital Management II, L.P. ("ICM2"). The principal business address of ICM and ICM2 is 2750 Sand Hill Road, Menlo Park, California 94025. The names, business addresses, occupations and citizenships of all the general partners of ICM and ICM2 are set forth on Exhibit B hereto.

         ICM is the general partner of Integral Capital Partners, L.P., a Delaware limited partnership ("ICP"), and the investment general partner of Integral Capital Partners International C.V., a Netherlands Antilles limited partnership ("ICPI"). ICM2 is the general partner of Integral Capital Partners II, L.P., a Delaware limited partnership ("ICP2"), and the investment general partner of Integral Capital Partners International II C.V., a Netherlands Antilles limited partnership ("ICPI2"). With respect to ICM and ICM2 and the general partners of ICM and ICM2, this statement relates only to ICM's and ICM2's indirect, beneficial ownership of shares of Common Stock of the Issuer (the "Common Stock"), Series B Preferred Stock of the Issuer (the "Series B Preferred Stock") and Series C Preferred Stock of the Issuer (the "Series C Preferred Stock") (together, the "Shares"). Each share of the Series B Preferred Stock is convertible into one share of Common Stock. Each share of the Series C Preferred Stock is convertible into ten shares of Common Stock. The Shares have been purchased by ICP, ICPI, ICP2 and ICPI2, and none of ICM, ICM2 or the general partners of ICM and ICM2 directly or otherwise hold any Shares. Management of the business affairs of ICM and ICM2, including decisions respecting disposition and/or voting of the Shares, resides in the general partners of ICM and ICM2 listed on Exhibit B hereto.

         To the best of ICM's and ICM2's knowledge, none of the persons listed on Exhibit B hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 of the Schedule 13D is hereby amended and restated in full as follows:

         The aggregate amount of consideration required by ICP, ICPI, ICP2 and ICPI2 to purchase the 1,365,362 shares to which this statement relates was approximately $11.2 million. The consideration was obtained from the working capital of ICP, ICPI, ICP2 and ICPI2.


ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is hereby amended and restated in full as follows:

         The purchases of the Series B Preferred Stock by ICP, ICPI, ICP2 and ICPI2 were made pursuant to a Stock Purchase Agreement, dated as of September 22, 1994, by and among the Issuer, ICP, ICP2, ICPI, ICPI2 and various other investors (the "Series B Agreement"). Pursuant to the Series B Agreement, ICP, ICP2, ICPI and ICPI2 purchased 137,740 shares, 86,338 shares, 14,458 shares and 32,712 shares of Series B Preferred Stock, respectively. The purchases of Series C Preferred Stock by ICP, ICPI, ICP2 and ICPI2 were made pursuant to the Amendment Agreement to Series B Agreement, dated as of May 26, 1995 (the "Amendment Agreement"). Pursuant to the Amendment Agreement, ICP, ICP2, ICPI and ICPI2 purchased 12,490 shares, 8,696 shares, 1,192 shares and 3,037 shares of Series C Preferred Stock, respectively. The Common Stock was acquired pursuant to (1) open market purchases and (2) a settlement of a securities class action lawsuit. The purchases of the Shares were not made for the purpose of acquiring control of the Issuer. From time to time, ICM may, in the ordinary course of its role as general partner of ICP and the investment general partner of ICPI, direct ICP and/or ICPI to purchase additional shares or sell all or a portion of the Shares now held by ICP or ICPI, and ICM2 may, in the ordinary course of its role as general partner of ICP2 and the investment general partner of ICPI2, direct ICP2 and/or ICPI2 to purchase additional shares or sell all or a portion of the Shares now held by ICP2 or ICPI2.

         Except as set forth above, none of ICM, ICM2 nor the persons listed on Exhibit B hereto has any current plans or proposals that relate to or would result in the occurrence of any of the actions or events enumerated in clause
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Schedule 13D is hereby amended and restated in full as follows:

     A.   Integral Capital Management, L.P. ("ICM")

          (a)  Amount Beneficially Owned:  677,176

               Percent of Class:  3.65%
          (b)  Number of shares as to which such person has:
               1. Sole power to vote or to direct vote:  -0-
               2. Shared power to vote or to direct vote:  677,176
               3. Sole power to dispose or to direct the disposition:  -0-
               4. Shared power to dispose or to direct the disposition:  677,176

         (c) To the best knowledge of ICM, none of ICP, ICPI, ICM, nor any of the persons listed as general partners of ICM on Exhibit B has directly effected any transactions in the Shares during the 60 days prior to June 24, 1996 through the date hereof, other than the receipt by ICP and by ICPI of 9,561 shares and 995 shares, respectively, of Common Stock in connection with the partial settlement of a securities class action suit, which shares were received by ICP and ICPI on June 24, 1996.

         (d) ICM is the general partner of Integral Capital Partners, L.P., a Delaware limited partnership ("ICP"), and the investment general partner of Integral Capital Partners International C.V., a Netherlands Antilles limited partnership ("ICPI"). Roger B. McNamee and John A. Powell are the general partners of ICM and therefore have the power to direct the affairs of ICM, including decisions respecting the disposition of the proceeds from the sale of the Shares. Under certain circumstances set forth in the limited partnership agreements of ICP, ICPI and ICM, the general and limited partners of such entities may receive dividends from, or the proceeds from the sale of Shares of Common Stock of Platinum Software Corporation owned, directly or indirectly, by each such entity.

         (e) Not applicable.

      B. Integral Capital Management II, L.P. ("ICM2")

         (a)   Amount Beneficially Owned:  688,186
               Percent of Class:  3.71%
         (b)   Number of shares as to which such person has:
               1. Sole power to vote or to direct vote:  -0-
               2. Shared power to vote or to direct vote:  688,186
               3. Sole power to dispose or to direct the disposition:  -0-
               4. Shared power to dispose or to direct the disposition:  688,186

         (c) To the best knowledge of ICM2, none of ICP2, ICPI2, ICM2, nor any of the persons listed as general partners of ICM2 on Exhibit B has directly effected any transactions in the Shares during the 60 days prior to June 24, 1996 through the date hereof, other than the receipt by ICP2 and ICPI2 of 3,129 shares and 1,279 shares, respectively, of Common Stock in connection with the partial settlement of a securities class action suit, which shares were received by ICP2 and ICPI2 on June 24, 1996.

         (d) ICM2 is the general partner of ICP2 and the investment general partner of ICPI2. Roger B. McNamee, John A. Powell and Pamela K. Hagenah are the general partners of ICM2 and therefore have the power to direct the affairs of ICM2, including decisions respecting the disposition of the proceeds from the sale of the Shares. Under certain circumstances set forth in the limited partnership agreements of ICP2, ICPI2 and ICM2, the general and limited partners of such entities may receive dividends from, or the proceeds from the sale of Shares of Common Stock of Platinum Software Corporation owned, directly or indirectly, by each such entity.

         (e) Not applicable.

      C. Roger B. McNamee

         (a) Amount Beneficially Owned:  1,365,362
             Percent of Class:  7.37%
         (b) Number of shares as to which such person has:
             1. Sole power to vote or to direct vote:  -0-
             2. Shared power to vote or to direct vote: 1,365,362
             3. Sole power to dispose or to direct the disposition:  -0-
             4. Shared power to dispose or to direct the disposition:  1,365,362
         (c) Please see Items 5A(c) and 5B(c) above.
         (d) Please see Items 5A(d) and 5B(d) above.
         (e) Not applicable.

      D. John A. Powell

         (a) Amount Beneficially Owned:  1,365,362
             Percent of Class:  7.37%
         (b) Number of shares as to which such person has:
             1. Sole power to vote or to direct vote:  -0-
             2. Shared power to vote or to direct vote:  1,365,362
             3. Sole power to dispose or to direct the disposition:  -0-
             4. Shared power to dispose or to direct the disposition:  1,365,362
         (c) Please see Items 5A(c) and 5B(c)) above.
         (d) Please see Items 5A(d) and 5B(d) above.
         (e) Not applicable.

      Pamela K. Hagenah

          (a) Amount Beneficially Owned:  688,186
              Percent of Class:  3.71%
          (b) Number of shares as to which such person has:
              1. Sole power to vote or to direct vote:  -0-
              2. Shared power to vote or to direct vote:  688,186
              3. Sole power to dispose or to direct the disposition:  -0-
              4. Shared power to dispose or to direct the disposition:  688,186
          (c) Please see Item 5B(c) above.
          (d) Please see Item 5B(d) above.
          (e) Not applicable.

      F.  Integral Capital Partners, L.P.

          (a) Aggregate number of Shares owned:  617,562
              Percentage:  3.33%

          (b) 1. Sole power to vote or to direct vote:  -0-
              2. Shared power to vote or to direct vote:  617,562
              3. Sole power to dispose or to direct the disposition:  -0-
              4. Shared power to dispose or to direct the disposition:  617,562
          (c) See Item 5A(c) above.
          (d) See Item 5A(d) above.
          (e) Not applicable.

       G. Integral Capital Partners International C.V.

          (a) Aggregate number of Shares owned:  59,614
              Percentage:  0.32%
          (b) 1. Sole power to vote or to direct vote:  -0-
              2. Shared power to vote or to direct vote: 59,614
              3. Sole power to dispose or to direct the disposition:  -0-
              4. Shared power to dispose or to direct the disposition:  59,614
          (c) See Item 5A(c) above.
          (d) See Item 5A(d) above.
          (e) Not applicable.

       H. Integral Capital Partners II, L.P.

          (a) Aggregate number of Shares owned:  499,716
              Percentage:  2.70%
          (b) 1. Sole power to vote or to direct vote:  -0-
              2. Shared power to vote or to direct vote:  499,716
              3. Sole power to dispose or to direct the disposition:  -0-
              4. Shared power to dispose or to direct the disposition:  499,716
          (c) See item 5B(c) above.
          (d) See Item 5B(d) above.
          (e) Not applicable.

       I. Integral Capital Partners International II C.V.

          (a) Aggregate number of Shares owned:  188,470
              Percentage:  1.02%
          (b) 1. Sole power to vote or to direct vote:  -0-
              2. Shared power to vote or to direct vote:  188,470
              3. Sole power to dispose or to direct the disposition:  -0-
              4. Shared power to dispose or to direct the disposition:  188,470
          (c) See Item 5B(c) above.
          (d) See Item 5B(d) above.
          (e) Not applicable.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

         Exhibit A: Agreement of Joint Filing

         Exhibit B: List of General  Partners  of Integral  Capital  Management,
                    L.P. and Integral Capital Management II, L.P.

         Exhibit C: Powers of Attorney

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 28, 1996

                               INTEGRAL CAPITAL MANAGEMENT, L.P.


                               By: /S/ JOHN A. POWELL
                                   ___________________________________
                                           John A. Powell
                                          a General Partner


                               INTEGRAL CAPITAL MANAGEMENT II, L.P.


                               By: /S/ PAMELA K. HAGENAH
                                   ___________________________________
                                          Pamela K. Hagenah
                                          a General Partner


                               ROGER B. McNAMEE
                               JOHN A. POWELL


                               By: /S/ PAMELA K. HAGENAH
                                   ___________________________________
                                          Pamela K. Hagenah
                                          Attorney-in-Fact


                               /S/ PAMELA K. HAGENAH
                               _______________________________________
                               Pamela K. Hagenah


                               INTEGRAL CAPITAL PARTNERS, L.P.

                               By Integral Capital Management, L.P.,
                               its General Partner

                               By: /S/ JOHN A. POWELL
                                  ___________________________________
                                  John A. Powell
                                  a General Partner

                              INTEGRAL CAPITAL PARTNERS II, L.P.

                              By Integral Capital Management II, L.P., its General Partner


                              By: /S/ PAMELA K. HAGENAH
                                  ___________________________________
                                          Pamela K. Hagenah
                                          a General Partner



                              INTEGRAL CAPITAL PARTNERS INTERNATIONAL C.V.

                              By Integral Capital Management, L.P.,
                              its Investment General Partner


                               By: /S/ JOHN A. POWELL
                                  ___________________________________
                                           John A. Powell
                                          a General Partner


                              INTEGRAL CAPITAL PARTNERS INTERNATIONAL II C.V.

                              By Integral Capital Management II, L.P., its Investment General Partner


                               By: /S/ PAMELA K. HAGENAH
                                   ___________________________________
                                          Pamela K. Hagenah
                                          a General Partner

                                  EXHIBIT INDEX


                                                                   Found on
                                                                   Sequentially
Exhibit                                                            Numbered Page

Exhibit A:        Agreement of Joint Filing                          20

Exhibit B:        List of General Partners of Integral Capital       22
                  Management, L.P. and Integral Capital
                  Management II, L.P.

Exhibit C:        Powers of Attorney                                 24

                                    EXHIBIT A

                            Agreement of Joint Filing


         The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1(f)(1) of the Act the statement dated June 28, 1996, containing the information required by Schedule 13D, for the 1,365,362 Shares of capital stock of Platinum Software Corporation held by Integral Capital Partners, L.P., a Delaware limited partnership, Integral Capital Partners International C.V., a Netherlands Antilles limited partnership, Integral Capital Partners II, L.P., a Delaware limited partnership, and Integral Capital Partners International II C.V., a Netherlands Antilles limited partnership.

Date:  June 28, 1996

                               INTEGRAL CAPITAL MANAGEMENT, L.P.


                               By: /S/ JOHN A. POWELL
                                   ___________________________________
                                           John A. Powell
                                          a General Partner


                               INTEGRAL CAPITAL MANAGEMENT II, L.P.


                               By: /S/ PAMELA K. HAGENAH
                                   ___________________________________
                                          Pamela K. Hagenah
                                          a General Partner

                               ROGER B. McNAMEE
                               JOHN A. POWELL


                               By: /S/ PAMELA K. HAGENAH
                                   ___________________________________
                                          Pamela K. Hagenah
                                          Attorney-in-Fact


                               /S/ PAMELA K. HAGENAH
                               _______________________________________
                               Pamela K. Hagenah

                               INTEGRAL CAPITAL PARTNERS, L.P.

                               By Integral Capital Management, L.P.,
                               its General Partner


                               By: /S/ JOHN A. POWELL
                                   _________________________________
                                           John A. Powell
                                          a General Partner


                               INTEGRAL CAPITAL PARTNERS INTERNATIONAL C.V.

                               By Integral Capital Management, L.P.,
                               its Investment General Partner


                               By: /S/ JOHN A. POWELL
                                   ___________________________________
                                           John A. Powell
                                          a General Partner


                               INTEGRAL CAPITAL PARTNERS II, L.P.

                               By Integral Capital Management II, L.P., its General Partner


                               By: /S/ PAMELA K. HAGENAH
                                   ___________________________________
                                          Pamela K. Hagenah
                                          a General Partner


                               INTEGRAL CAPITAL PARTNERS INTERNATIONAL II C.V.

                               By Integral Capital Management II, L.P., its Investment
                               General Partner


                               By: /S/ PAMELA K. HAGENAH
                                   ___________________________________
                                         Pamela K. Hagenah
                                         a General Partner

                                    EXHIBIT B

                               General Partners of
                        Integral Capital Management, L.P.

         Set forth below, with respect to each general partner of Integral Capital Management, L.P., is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.  (a)   Roger B. McNamee
    (b)   c/o Integral Capital Partners
          2750 Sand Hill Road,
          Menlo Park, CA  94025
    (c) General Partner of Integral Capital Management, L.P., Integral Capital Management II, L.P. and Integral Capital Management III, L.P.
    (d)   United States Citizen

2.  (a)   John A. Powell
    (b)   c/o Integral Capital Partners
          2750 Sand Hill Road,
          Menlo Park, CA  94025
    (c) General Partner of Integral Capital Management, L.P., Integral Capital Management II, L.P. and Integral Capital Management III, L.P.
    (d)   United States Citizen

                               General Partners of
                      Integral Capital Management II, L.P.

         Set forth below, with respect to each general partner of Integral Capital Management II, L.P., is the following: (a) name; (b) business address;
(c) principal occupation; and (d) citizenship.

1.  (a)   Roger B. McNamee
    (b)   c/o Integral Capital Partners
          2750 Sand Hill Road,
          Menlo Park, CA  94025
    (c) General Partner of Integral Capital Management, L.P., Integral Capital Management II, L.P. and Integral Capital Management III, L.P.
    (d)   United States Citizen

2.  (a)   John A. Powell
    (b)   c/o Integral Capital Partners
          2750 Sand Hill Road,
          Menlo Park, CA  94025
    (c) General Partner of Integral Capital Management, L.P., Integral Capital Management II, L.P. and Integral Capital Management III, L.P.
    (d)   United States Citizen

3.  (a)   Pamela K. Hagenah
    (b)   c/o Integral Capital Partners
          2750 Sand Hill Road,
          Menlo Park, CA  94025
    (c) General Partner of Integral Capital Management II, L.P. and Integral Capital Management III, L.P.
    (d)   United States Citizen

                                POWER OF ATTORNEY



         The undersigned person hereby constitutes and appoints each of John A. Powell and Pamela K. Hagenah as attorneys-in-fact with power of substitution for the undersigned in any and all capacities, to sign and file any and all forms, schedules, statements and other documents required to be filed by the undersigned with the Securities and Exchange Commission with respect to any shares of stock or other securities held by Integral Capital Partners, L.P.; Integral Capital Partners II, L.P.; Integral Capital Partners III, L.P.;
Integral Capital Partners International C.V.; Integral Capital Partners International II C.V.; and Integral Capital Partners International III, L.P., hereby ratifying and confirming all that each said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof. This power of attorney is effective on the date signed below and for a period of five
(5) years thereafter.

DATED:  April 3, 1996



                                /s/ Roger B. McNamee
                                ----------------------------------------
                                Roger B. McNamee

                                POWER OF ATTORNEY



         The undersigned person hereby constitutes and appoints each of Roger B. McNamee and Pamela K. Hagenah as attorneys-in-fact with power of substitution for the undersigned in any and all capacities, to sign and file any and all forms, schedules, statements and other documents required to be filed by the undersigned with the Securities and Exchange Commission with respect to any shares of stock or other securities held by Integral Capital Partners, L.P.; Integral Capital Partners II, L.P.; Integral Capital Partners III, L.P.;
Integral Capital Partners International C.V.; Integral Capital Partners International II C.V.; and Integral Capital Partners International III, L.P., hereby ratifying and confirming all that each said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof. This power of attorney is effective on the date signed below and for a period of five
(5) years thereafter.

DATED:  April 3, 1996



                                 /s/ John A. Powell
                                 --------------------------------------
                                 John A. Powell

                                POWER OF ATTORNEY



         The undersigned person hereby constitutes and appoints each of Roger B. McNamee and John A. Powell as attorneys-in-fact with power of substitution for the undersigned in any and all capacities, to sign and file any and all forms, schedules, statements and other documents required to be filed by the undersigned with the Securities and Exchange Commission with respect to any shares of stock or other securities held by Integral Capital Partners II, L.P.; Integral Capital Partners III, L.P.; Integral Capital Partners International II C.V.; and Integral Capital Partners International III, L.P., hereby ratifying and confirming all that each said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof. This power of attorney is effective on the date signed below and for a period of five (5) years thereafter.

DATED:  April 3, 1996



                                /s/ Pamela K. Hagenah
                                ----------------------------------------
                                Pamela K. Hagenah